SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING

 (Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20F   [x] Form 10-Q

[ ] Form N-SAR

         For Period Ended:  June 30, 2003

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K


         For the Transition Period Ended:
                                          --------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: Cyco.net, Inc.
                         --------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number):
4201 Yale Boulevard  NE, Suite G
----------------------------------
City, state and zip code:  Albuquerque, New Mexico  87107
                           ------------------------------


                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12B-25

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to the recent sale of the Registrant's cigarette operations, which caused a delay in preparing the financial statements for the quarter ended June 30, 2003, the Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003.


                                     PART IV
                                OTHER INFORMATION

         1. Name and telephone number of person to  contact in regard to this
notification:             Richard A. Urrea     (505)          344-9648
                          --------------------------------------------------
                          (Name)            (Area code)   (Telephone number)

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes  [ ] No

         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE 10QSB FOR THE PERIOD ENDED JUNE 30, 2003.

     Effective July 1, 2002 the Company reached an agreement to sell their Internet tobacco products operations. The Company will therefore account for its results from operations as discontinued operations.

     Operating results of discontinued operations for the three and six months ended June 30, 2003 and 2002 are shown separately in the accompanying statements of operations. Net sales and net income from discontinued operations are as follows:

                     Three months ended June 30,      Six months ended June 30,
                         2003          2002            2003          2002
                         ----          ----            ----          ----
       Net sales     $ 1,391,774    $ 1,198,817    $ 2,873,065    $ 2,255,671
                     ===========    ===========    ===========    ===========
      Net income     $   181,074      $ 138,006      $ 346,405      $ 252,348
                     ===========    ===========    ===========    ===========

     As of June 30, 2003, assets related to discontinued operations, which were included in the sale, were as follows:

              Inventory                                            $  2,070
              Property and equipment - net                            5,163
              Intangible assets - net                                11,746
                                                                   --------
              Net assets of discontinued operations                $ 18,979
                                                                   ========

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

                                                                     FORM 12B-25


                                 Cyco.Net, Inc.
                                 --------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 14, 2003          By: /s/ Richard A. Urrea
                                    --------------------------------------------
                                    Richard A. Urrea, Chief Executive Officer

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